Exhibit 99.5

ZenaTech’s Drone as a Service Drives 82% of Q3 2025 Revenue as Company Advances Toward Goal of 25 Acquisitions by Mid-2026

Vancouver, British Columbia, (November 13, 2025) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology business solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions, announces that its Drone as a Service segment accounted for 82% of Q3 2025 revenue, generating $3.57 million of the record $4.35 million for the quarter. This builds on a 60% Drone as a Service contribution in Q2 2025 as the company strengthens revenue concentration in the drone services segment from the software services segment. The Company continues to expand its current global DaaS footprint of 11 US acquisitions and two international company-owned locations, with a goal to have acquired a total of 25 new companies by mid-2026 to lead drone-powered surveying, mapping, inspections, power washing and precision agriculture.

“Drone as a Service is one of the key growth areas of our business moving forward,” said CEO Dr. Shaun Passley. “Our targeted expansion in land surveying and geospatial sectors reflects our strategy to bring advanced aerial intelligence, speed and cost efficiencies to industries and tasks overdue for innovation. We have a strong pipeline of international acquisition opportunities to integrate with our drones across sectors and are focused on building a global, branded tech-driven services platform that creates both customer and shareholder value.”

ZenaTech focuses on industries where there are processes ripe for drone automation—such as surveying, construction, renewable energy, infrastructure, utilities, maintenance, cleaning, and agriculture—that still rely on low tech or manual methods for tasks. The DaaS platform offers services for real-time insights and efficiency without upfront drone ownership costs and is positioned to capture growing market share as drone adoption accelerates.

The fragmented land surveying industry in the US is dominated by aging, privately owned small firms constrained by a lengthy surveyor qualification and registration process, and using legacy technology making them ripe for consolidation. Using drone-enabled mapping and AI analytics, ZenaTech aims to deliver faster, more cost-effective and insight-rich 3D surveying services, while scaling recurring revenue with repeat customers in construction, building and government sectors.

ZenaTech’s disciplined roll-up strategy targets established regional providers ready for drone innovation. With ample acquisition prospects, the Company expects steady growth through 2026 as it expands across the US and internationally.

According to Research and Markets, the global market for Surveying and Mapping Services was valued at US$41.5 billion in 2024 and is projected to reach US$53.1 billion by 2030, growing at a CAGR of 4.2% from 2024 to 2030. Surveying and mapping services are essential components in a variety of industries, providing critical data for construction, land development, environmental monitoring, and resource management. These services encompass a range of activities including land surveying, topographic mapping, geospatial data collection, and the creation of detailed maps and plans. Modern surveying and mapping utilize advanced technologies such as GPS, LiDAR (Light Detection and Ranging), aerial and satellite imagery, and Geographic Information Systems (GIS). These tools enhance the accuracy, efficiency, and scope of surveying tasks, allowing for precise measurements and detailed representations of the physical world

Additional information is available from ZenaTech’s 6K filing on the SEC EDGAR website.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, health, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy, and cost savings. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its US DaaS business and network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for land surveys and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.